Exhibit 1.1

BANCFIRST CORPORATION

SUMMARY OF THE EXCHANGE OFFER

October 28, 2009

1.	NUMBER OF OPTIONS; EXPIRATION DATE.

We are offering you the opportunity to exchange all eligible stock options held by you for new options (the “Exchange Offer”). Eligible options are all outstanding stock options that have an exercise price of $40.00 or more per share. All employees of BANCFIRST CORPORATION (the “Company”) and its subsidiaries who have received eligible options are eligible to participate in this offer.

You will receive grants of new options only if you are employed by us on November 12, 2009, the date that this offer expires. The new options will be deemed granted as of October 22, 2009, the date on which our Board of Directors approved the Exchange Offer.

If you elect to exchange any eligible option, you must surrender for exchange all of your eligible options and each eligible option must be surrendered in full. Our offer is subject to the terms and conditions described in these materials. We will only consider exchanging options that are properly tendered and not withdrawn in accordance with Section 3.

The exact number of eligible option shares that you have now is set forth in the enclosed grant detail report. If you choose to participate in the Exchange Offer and surrender eligible stock options for exchange, you will receive the same number of new stock options, covered by a new agreement that will have substantially the same terms and conditions as the eligible stock options you surrendered, except that:

•	The strike price for the new stock options will be $37.50.

•

The new stock options will be subject to a 15-year term and seven-year vesting period, even if all or a portion of the surrendered eligible stock options are already vested. Under this vesting schedule, new stock options will be exercisable 25% per year beginning four years from the date of grant. After becoming exercisable, the new stock option may be exercised at any time and from time to time in whole or in part until termination of the 15-year term of the option, so long as you remain employed by the Company or one of its subsidiaries during that period.

The Exchange Offer is scheduled to expire at 5:00 p.m., Central Time, on November 12, 2009, unless and until we extend the period of time during which this offer will remain open. If we extend the period of time during which this offer remains open, the term “expiration date” will refer to the latest time and date at which this offer expires.

Nothing in the Exchange Offer should be construed to confer upon you the right to remain an employee of the Company of one of our subsidiaries. The terms of your employment remain unchanged. We cannot guarantee or provide you with any assurance that you will not be subject to involuntary termination or that you will otherwise remain employed until the new stock options vest.

2.	PURPOSE OF THIS OFFER.

We are making this offer for compensatory purposes and to create a performance-oriented environment for our employees. Many of our outstanding options, whether or not they are currently exercisable, have exercise prices that are higher than the current market price of our ordinary shares as reported on the NASDAQ Global Market. By making this offer we intend to enhance shareholder value by creating better performance incentives for, and thus increasing retention of, our employees.

Neither we nor our board of directors makes any recommendation as to whether or not you should exchange your options, nor have we authorized anyone to make such recommendation. You are urged to evaluate carefully all of the information in this Summary and the related materials we have delivered to you and to consult your own legal, financial and tax advisors. You must make your own decision whether or not to exchange your options.

3.	PROCEDURES FOR SURRENDERING OPTIONS.

Proper Surrender of Options. To exchange all of your eligible options, properly complete the Election Form and deliver it to Randy Foraker by hand delivery or by mail. We must receive the executed Election Form before 5:00 p.m., Central Time, on the expiration date. The expiration date is November 12, 2009. You should allow sufficient time to ensure timely delivery.

4.	CHANGE IN ELECTION.

You may change your election to exchange your options only by following the procedures described in this section. You must elect to tender either all of your eligible options or none of them. If you have tendered all of your eligible options, you may change your election only by withdrawing all of your tendered options. You may completely withdraw from participation in the offer by delivering a notice of withdrawal to Randy Foraker by hand delivery or by mail. The notice of withdrawal must be clearly dated after your original election form and any subsequent new election forms.

If you want to elect to exchange your options following the submission of a notice of withdrawal, you must deliver a new election form that must be clearly dated after the notice of withdrawal. You must elect to exchange all of your eligible options and the new election form must include the information regarding all of your eligible options. Once we receive a new election form submitted by you, your previously submitted notice of withdrawal will be disregarded. You may submit your election or withdraw your tendered options at any time before 5:00 p.m., Central Time, on November 12, 2009.

5.	ACCEPTANCE OF OPTIONS FOR EXCHANGE AND GRANT OF NEW OPTIONS.

Subject to our rights to extend, terminate and amend this offer, we will promptly accept all eligible options that you properly surrender to us. We will give written notice of our acceptance on the date this offer expires. We will not accept a partial tender of an eligible option grant. However, you may tender the remaining portion of an eligible option grant that you have partially exercised.

For purposes of this offer, we will be deemed to have accepted for exchange options that are validly tendered when we give written notice to the option holders of our acceptance. This notice may be by company-wide mail or email.

All new options will be granted under the BancFirst Corporation Stock Option Plan. As promptly as practicable after the grant date, we will send you a new option agreement (in substantially the same form as the option agreement(s) relating to the stock options being exchanged hereunder), which will be effective from and as of the grant date. By tendering your options grants in this offer you are agreeing to the terms of the new option agreement.

If, for any reason, you are not an employee of the Company or one of its subsidiaries on the date the offer expires, then we will not accept the surrender of your old options, and you will be permitted to exercise your old options, to the extent then exercisable, in accordance with their terms. If you die after you surrender options and before the date when we grant the new options, then we will negate the surrender of your old options, and your estate, personal representative, or beneficiary will have a period of 12 months from the date of your death in which to exercise the old options to the extent such options were exercisable on the date of your death. Participation in the offer does not confer upon you the right to remain in the employment or other service of the Company.

6.	CONDITIONS OF THIS OFFER.

We expect to accept for exchange all eligible stock options properly surrendered and not validly withdrawn by the expiration date of the Exchange Offer. Notwithstanding the foregoing sentence or any other provision of the Exchange Offer, we will not be required to accept any eligible stock options surrendered for exchange, and we may withdraw or terminate the Exchange Offer, or postpone our acceptance and cancellation of any eligible stock options surrendered for exchange, if, at any time on or after the commencement date of the Exchange Offer and before the expiration date of the Exchange Offer: (1) we are prohibited by applicable securities laws from giving effect to the Exchange Offer; (2) any event or events occur that have resulted or are reasonably likely to result, as determined in our reasonable judgment, in a material adverse change in our business or financial condition; or (3) any event or events occur that have resulted or are reasonably likely to result, as determined in our reasonable judgment, in a material impairment of the contemplated benefits of the offer to us (see Section 2, “PURPOSE OF THIS OFFER”).

7.	PRICE RANGE OF ORDINARY SHARES.

Our ordinary shares are listed on the NASDAQ Global Market under the symbol “BANF.” The following table sets forth, for the periods indicated, the high and low market prices of our ordinary shares on the NASDAQ Global Market:

	NASDAQ Global Market

	High	Low

2009
Fourth Quarter (through October 28, 2009)	$37.550	$35.130
Third Quarter	$39.960	$31.470
Second Quarter	$45.590	$34.460
First Quarter	$53.800	$29.050

2008
Fourth Quarter	$53.200	$37.700
Third Quarter	$73.100	$40.370
Second Quarter	$47.850	$41.740
First Quarter	$48.210	$39.690

2007
Fourth Quarter	$48.460	$40.830
Third Quarter	$48.950	$38.750
Second Quarter	$48.200	$41.940
First Quarter	$55.210	$44.160

On October 28, 2009, the closing price of our common stock as reported by the NASDAQ Global Market was $36.22 per share.

The price of our ordinary shares has been, and in the future may be, volatile and could appreciate or decline from the current market price. The trading price of our ordinary shares has fluctuated in the past and is expected to continue to do so in the future as a result of a number of factors, some of which are outside our control. In addition, the stock market has experienced extreme price and volume fluctuations, particularly in the current economic climate, that have affected the market prices of many companies and that have often been unrelated or disproportionate to the operating performance of those companies.

We recommend that you obtain current market quotations for our common stock before deciding whether to elect to surrender any of your eligible options.

8.	TERMS OF NEW OPTIONS.

Consideration. Each new option grant will be exercisable for the same number of ordinary shares as the eligible options surrendered, and will be subject to a new vesting schedule. The new options will vest in four equal installments, each representing 25% of the new options, commencing on the fourth anniversary of the grant date of the new options. The new options will have an exercise price equal to $37.50 per share.

As of October 28, 2009, there were issued and outstanding options to purchase approximately 1,161,403 shares of our common stock. Of these, 135,000 options have exercise prices equal to or greater than $40.00, which equals to 108.20% of the average closing price of our ordinary shares as reported on the NASDAQ Global Market for the 90 calendar days preceding October 28, 2009. Since this is a one-for-one exchange, if all eligible options are tendered in this exchange offer, we would grant new options to purchase an aggregate 135,000 shares of common stock.

Terms of New Options. We will issue the new options under the BancFirst Corporation Stock Option Plan. As promptly as practicable after the grant date, we will send you an option agreement. We will enter into a new option agreement with each option holder who elects to exchange his or her options in this offer. The terms and conditions of the new options will vary in exercise price, option term and vesting schedule from the terms and conditions of the options surrendered for exchange. The issuance of new options under this offer will not create any contractual or other right of the recipients to receive any future grants of stock options or benefits in lieu of stock options.

Complete information about the option plan and the new options is included in the option plan and the form of the new option agreement to be entered into between you and us. The BancFirst Corporation Stock Option Plan has previously been filed with the SEC as an exhibit to the Company’s Annual Report on Form 10-K, and the form of new option agreement will be filed in connection with this offer. Please contact Randy Foraker at rforaker@bancfirst.com to request copies of the BancFirst Corporation Stock Option Plan and the form of the new option agreement. We will provide copies promptly and at our expense.

Registration of Option Shares. All of our ordinary shares issuable upon exercise of options under the BancFirst Corporation Stock Option Plan have been registered under the Securities Act of 1933 on a registration statement on Form S-8 filed with the SEC. Unless you are considered an “affiliate” of the Company, you will be able to sell your option shares free of any transfer restrictions under applicable securities laws.

9.	INFORMATION ABOUT THE COMPANY; SUMMARY FINANCIAL INFORMATION.

General. Our principal executive offices are located at 101 N. Broadway, Oklahoma City, Oklahoma 73102, and the telephone number at that address is (405) 270-1086. Our common stock is listed on the NASDAQ Global Market under the symbol “BANF.”

We are an Oklahoma-based financial services holding company. The Company’s principal subsidiary bank, BancFirst, is Oklahoma’s largest state-chartered bank with total assets of $4.3 billion and 88 banking locations serving 44 communities across Oklahoma.

For more information about us, please refer to our Annual Report on Form 10-K for the year ended December 31, 2008 and our other filings made with the SEC. We recommend that you review materials that we have filed with the SEC before making a decision on whether or not to tender your eligible options. We will also provide without charge to you, upon your written or oral request, a copy of any or all of the documents to which we have referred you. See “RISK FACTORS; ADDITIONAL INFORMATION” in Section 13 for more information regarding reports we file with the SEC, including filings that contain our consolidated financial statements, and how to obtain copies of or otherwise review such filings.

Additional information about our company is available on our website at www.bancfirst.com. Information contained on the website is not incorporated by reference in, or made part of, this Exchange Offer or our other filings with or reports furnished to the SEC.

Financial Information. Set forth below is a summary of the Company’s financial information. This information is derived from and qualified by reference to our publicly available consolidated financial statements and should be read in conjunction with the financial statements, related notes and other financial information included in A-1 through A-62 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, which is incorporated herein by reference.

SUMMARY FINANCIAL INFORMATION

The following selected consolidated financial data should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2008 incorporated by reference in this document. The consolidated statement of operations data for the years ended December 31, 2007 and 2008, and the consolidated balance sheet data as of December 31, 2007 and 2008 have been derived from our audited consolidated financial statements incorporated by reference in this document.

SELECTED CONSOLIDATED FINANCIAL DATA

(Dollars in thousands, except per share data)

	At and for the Nine Months Ended September 30,	At and for the Year Ended December 31,
	2009	2008	2007
	(Unaudited)
Income Statement Data
Net interest income	$97,251	$139,107	$148,286
Provision for loan losses	9,214	10,676	3,329
Noninterest income	50,704	74,385	71,138
Noninterest expense	105,228	135,006	134,446
Net income	22,775	44,358	53,093
Balance Sheet Data
Total assets	$4,322,103	$3,867,204	$3,743,006
Securities	391,627	455,568	467,719
Total loans (net of unearned interest)	2,713,169	2,757,854	2,487,099
Allowance for loan losses	36,016	34,290	29,127
Deposits	3,831,823	3,377,608	3,288,504
Long-term borrowings	—	—	606
Junior subordinated debentures	26,804	26,804	26,804
Stockholders’ equity	425,638	413,791	371,962
Per Common Share Data
Net income – basic	$1.49	$2.91	$3.41
Net income – diluted	1.46	2.85	3.33
Cash dividends	0.67	0.84	0.76
Book value	27.81	27.08	24.44
Tangible book value	25.12	24.34	21.66

10.	INTERESTS OF DIRECTORS AND OFFICERS; TRANSACTIONS AND ARRANGEMENTS CONCERNING THE OPTIONS.

The members of our Board of Directors and our executive officers, and their respective positions and offices as of April 6, 2009, are set forth in the Company’s Proxy Statement for the 2009 Annual Meeting of Stockholders, filed with the SEC on April 24, 2009. For information with respect to the beneficial ownership of our common stock by such directors and executive officers who were beneficial owners of our ordinary shares as of April 6, 2009, please refer to the Proxy Statement for the 2009 Annual Meeting of Stockholders. As of October 28, 2009, our current executive officers and members of our Board of Directors as a group beneficially owned outstanding options to purchase an aggregate of 472,522 shares of our common stock under the Company’s stock option plans, which represented approximately 40.69% of the shares of common stock subject to all options outstanding under the Company’s stock option plans as of that date. Our executive officers are eligible to participate in the Exchange Offer on the same terms as the other eligible employees. The following table shows the holdings of those executive officers of the Company who have, as of October 28, 2009, stock options eligible for exchange in the Exchange Offer:

Name	Shares
David R. Harlow	10,000
Kendal W. Starks	10,000
David Westman	10,000

There have been no transactions in the stock options within the last 60 days by the Company or its subsidiaries, or by our directors or executive officers, other than exercises by employees who are not a director or executive officer.

Other than outstanding options and other awards granted from time to time to certain employees (including executive officers) and our directors under our option and other benefit plans, neither we nor any person controlling us nor, to our knowledge, any of our directors or executive officers, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the offer with respect to any of our securities (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations).

11.	STATUS OF OPTIONS ACQUIRED BY US IN THIS OFFER; ACCOUNTING CONSEQUENCES OF THIS OFFER.

Eligible options that we accept for exchange pursuant to this exchange offer will be cancelled promptly following the expiration of the offer. With respect to eligible options that we accept and cancel, the common stock underlying the options will be allocated to the new options to be issued in exchange for such eligible options.

We have adopted the provisions of Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123 (revised 2004), “ Share-Based Payment,” or SFAS No. 123R, on accounting for share-based payments, which requires recognition of expense for stock option grants based on their estimated fair value as of the date of grant. Under SFAS No. 123R, to the extent the fair value of each award granted to employees exceeds the fair value of the stock options surrendered, such excess is considered additional compensation. This excess, in addition to any remaining unrecognized expense for the stock options surrendered in exchange for the restricted stock rights, will be recognized by us as an expense for compensation. This expense will be recognized ratably over the vesting period of the options in accordance with the requirements of SFAS No. 123R. In the event that any of the new options are forfeited prior to their settlement due to termination of employment, the expense for the forfeited options will be reversed and will not be recognized.

12.	MATERIAL INCOME TAX CONSEQUENCES.

The following is a general summary relating only to the likely material federal income tax consequences of the exchange of eligible options and the issuance of the new options under this offer. The summary does not address all tax consequences associated with your ownership of any of our options in general. Furthermore, it does not discuss all of the tax consequences that may be relevant to you in your particular circumstances, but is merely intended to alert you to some of the potential tax consequences you may want to consider in making your decision. Please note that tax laws change frequently, and sometimes retroactively, and vary with your individual circumstances. We strongly recommend that you consult with a tax advisor to determine the specific tax considerations and tax consequences relevant to your participation in this offer.

Federal Income Tax Consequences

The following is a general summary of the material U.S. federal income tax consequences of the exchange of eligible options and the grant of the new options pursuant to this offer. This discussion is based on the now applicable provisions of the Internal Revenue Code of 1986, as amended, or the Code, and the regulations thereunder, all of which are subject to change, possibly on a retroactive basis. This summary does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of option holders. Please note that this section does not address any state or local tax consequences.

We believe that eligible participants who are U.S. citizens or residents of the United States who exchange eligible options for new options will not be required to recognize income for U.S. federal income tax purposes at the time of the exchange. We believe that the exchange and grant of new options will be treated as a non-taxable exchange for U.S. federal income tax purposes.

Nonqualified Stock Options. New options issued in exchange for eligible options will be issued as non-qualified stock options. An employee who receives a nonqualified stock option will not recognize any taxable income upon the grant of such nonqualified stock option. However, the employee generally will recognize ordinary income upon exercise of a nonqualified stock option in an amount equal to the excess of the fair market value of the ordinary shares at the time of exercise over the exercise price. The ordinary income recognized with respect to the exercise of a nonqualified stock option will be subject to both wage tax withholding and other employment taxes.

The tax basis of any share received upon the exercise of a new option that is a nonqualified stock option will be equal to the fair market value of such share on the date of exercise of such option. Upon any subsequent sale of such share, the employee will realize a capital gain (or loss) in an amount equal to the difference between the amount realized on the sale and such tax basis. An employee’s capital gains holding period for federal income tax purposes for such share will commence on the date following the date of exercise of the option.

The Company generally will be entitled to a tax deduction in an amount equal to the amount of income, taxable as ordinary income, recognized by the employee as a result of the exercise of a nonqualified option or a disqualifying disposition of an incentive stock option, in the year of recognition by the employee.

The above tax description is a general summary only and does not refer to expenses involved with the exercise of new options and sale of shares, which may impact the final tax calculation.

13.	RISK FACTORS; ADDITIONAL INFORMATION.

Participating in the Exchange Offer involves a number of risks and uncertainties, including those described below. You should carefully consider these risks and uncertainties, and you are encouraged to consult your tax, financial and legal advisors before deciding to participate in the Exchange Offer.

If you elect to participate in the Exchange Offer, the new stock options will have a new seven-year vesting schedule, such that the new stock options will be exercisable 25% per year beginning four years from the date of grant, so long as you remain employed by the Company or one of its subsidiaries during that period. Generally, if your employment with us terminates, your new stock options will cease vesting, and any unvested portion of your new stock options will be cancelled as of your separation date. Accordingly, if you exchange eligible stock options for new stock options in the Exchange Offer and your employment with us terminates before the new stock options fully vest, you will forfeit any unvested portion of your new stock options even if the eligible stock options surrendered in the Exchange Offer were vested at the time of the exchange.

Nothing in the Exchange Offer should be construed to confer upon you the right to remain an employee of the Company or one of our subsidiaries. The terms of your employment with us remain unchanged. We cannot guarantee or provide you with any assurance that you will not be subject to involuntary termination or that you will otherwise remain employed until the new stock option grant date or thereafter.

You should carefully review the risk factors contained in our periodic and other reports filed with the SEC, including those in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and also the information provided in this document and the other materials that we have filed with the SEC, before making a decision on whether to surrender your eligible stock options for exchange. We recommend that you review the following materials that we have filed with the SEC before making a decision on whether to surrender your eligible options:

(a)	our Annual Report on Form 10-K for the year ended December 31, 2008, filed with the SEC on March 16, 2009;

(b)	our Proxy Statement for the 2009 Annual Meeting of Stockholders, filed with the SEC on, filed with the SEC on April 24, 2009; and

(c)	the description of our common stock contained in our Registration Statement on Form 8-A, filed with the SEC on February 18, 2004, including any amendments or reports we have filed or will file for the purpose of updating that description.

These filings, our other annual reports, reports of issuer on Form 8-K, and our other SEC filings may be examined, and copies may be obtained, at the SEC public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public on the SEC’s Internet site at http://www.sec.gov. The file number for our SEC filings is 0-14384.

In addition, these materials may be read at our offices located at 101 N. Broadway, Oklahoma City, Oklahoma 73102.

We will also provide without charge to each person to whom we deliver a copy of these materials, upon their written or oral request, a copy of any or all of the documents to which we have referred you, other than exhibits to these documents (unless the exhibits are specifically incorporated by reference into the documents). Requests should be directed to:

BancFirst Corporation

101 N. Broadway

Oklahoma City, OK 73102

Attn: Randy Foraker, Executive Vice President

Tel: (405) 270-1044

Email: rforaker@bancfirst.com

As you read the documents listed in this Section, you may find some inconsistencies in information from one document to another. Should you find inconsistencies between the documents, or between a document and this offer, you should rely on the statements made in the most recently dated document.

The information contained in this offer should be read together with the information contained in the documents to which we have referred you.

BANCFIRST CORPORATION

ELECTION FORM

The “Grant Detail Report” report included in this mailing sets forth, to the extent applicable to you, those options with an exercise price of $40.00 or greater per share (the “Eligible Options”), which are eligible to be exchanged for a like number of new options pursuant to the Summary of the Exchange Offer dated October 28, 2009 (the “Exchange Offer”).

To validly surrender Eligible Options for exchange, you must complete and deliver this Election Form according to the instructions on page 3 of this Election Form and return it to Randy Foraker by hand delivery or by mail to 101 N. Broadway, Oklahoma City, Oklahoma 73102. The deadline for receipt of this Election Form is no later than 5:00 P.M., Central Time, on November 12, 2009.

I wish to surrender for exchange all of my Eligible Options subject to the terms and conditions of the Exchange Offer. I understand that if BANCFIRST CORPORATION accepts my surrendered Eligible Options, then all of my Eligible Options will be deemed automatically surrendered by me. I understand that if my offer is accepted I will (1) have no right, title or interest to my Eligible Option(s), and any certificates, agreement or other documentation evidencing such option grant(s) shall be void and of no further effect, and (2) receive a new option to purchase one share of common stock for every one share of common stock issuable upon the exercise of a surrendered option, subject to the terms and conditions of and as more fully explained in the Exchange Offer. In addition, I am making the representations and acknowledgements to BANCFIRST CORPORATION that are set forth on page 2 of this Election Form.

Date:	, 2009

Signature

Name (please print)

To: BANCFIRST CORPORATION

Pursuant to the Offer to Exchange, I hereby tender all of my Eligible Options. In addition to the representations and acknowledgements by me set forth on this Election Form, I hereby represent and acknowledge the following to BANCFIRST CORPORATION (the “Company”):

The Eligible Options tendered by me are tendered subject to the terms and conditions of the offer as set forth in the Exchange Offer, a copy of which I acknowledge having received and read.

•	I have full power and authority to tender the Eligible Options indicated in my “Grant Detail Report.”

•

All authority conferred or agreed to be conferred in my Election Form regarding my option(s) I have tendered shall not be affected by, and shall survive, my death or incapacity, and all of my obligations hereunder shall be binding upon my heirs, personal representatives, successors and assigns.

•

The Company’s acceptance for exchange of options tendered pursuant to the offer will constitute a binding agreement between the Company and me, upon the terms and subject to the conditions of the Exchange Offer.

•

If my Eligible Options are accepted for exchange, I acknowledge that I will have no right, title or interest to such tendered Eligible Option(s) and any certificates, agreement or other documentation evidencing such option grant(s) shall be void and of no further effect.

•	If my Eligible Options are accepted for exchange, I acknowledge that the new option(s) I receive:

•	will constitute a right to purchase one share of common stock for every one share of common stock issuable upon the exercise of a surrendered option;

•	will be exercisable in accordance with a new vesting schedule as set forth in the Exchange Offer;

•

will be subject to the terms and conditions of the BancFirst Corporation Stock Option Plan and a new option agreement between the Company and me that will be forwarded to me after the grant of the new options.

•	will, like the Eligible Options exchanged, also be a non-qualified stock option; and

•

I also acknowledge that I must be an employee of the Company from the date when I tender options through and on the expiration date of the Exchange Offer in order to receive new options. I further acknowledge that if I do not remain such an employee, I will not receive any new options, and I will be entitled to exercise my Eligible Options under the terms of the stock option agreement(s) to which they relate.

•	I have read, understand and agree to all of the terms and conditions of the offer as set forth in the Exchange Offer.

INSTRUCTIONS

FORMING A PART OF THE TERMS AND CONDITIONS OF THE EXCHANGE OFFER

1. Delivery of Election Form. A properly completed and duly executed Election Form (or an electronic copy or facsimile thereof) must be received by the Company at the address forth on page 1 of this Election Form on or before the expiration date of the offer.

The method by which you deliver any required documents (including this Election Form) is at your election and risk, and the delivery will be deemed made only when actually received by the Company. If you elect to deliver your documents by mail, the Company recommends that you use registered mail with return receipt requested. In all cases, you should allow sufficient time to ensure timely delivery.

You must elect to tender either all of your eligible options or none of them. An election to surrender options for exchange pursuant to this offer may be withdrawn at any time prior to November 12, 2009. If the offer is extended by the Company beyond that time, you may withdraw your election at any time until the extended expiration of the offer. To withdraw all options surrendered for exchange, you must deliver a properly completed Notice of Withdrawal, or an electronic copy or facsimile thereof, to the Company while you still have the right to withdraw the surrendered options. Withdrawals may not be rescinded and any options withdrawn will thereafter be deemed not properly surrendered for exchange for purposes of the offer, unless such withdrawn options are properly re-surrendered prior to the expiration date of the offer by submitting a new Election Form in accordance with the procedures described above.

The Company will not accept any alternative, conditional or contingent elections to surrender options for exchange. All employees surrendering options for exchange, by execution of this Election Form (or facsimile of it), waive any right to receive any notice of the acceptance of their options for surrender, except as provided in the Exchange Offer.

2. Surrender of Options for Exchange. If you intend to surrender any of your Eligible Options, you must surrender all your Eligible Options for exchange pursuant to the offer. You must surrender the full unexercised portion of each Eligible Option.

3. Signatures on the Election Form. If this Election Form is signed by the holder of the options, the signature must correspond with the name as written on the face of the option award document(s) to which the options are subject without alteration, enlargement or any other change.

If this Election Form is signed by a trustee, executor, administrator, guardian, attorney-in-fact or any other person acting in a fiduciary or representative capacity, then such person’s full title and proper evidence satisfactory to the Company of the authority of such person so to act must be submitted with this Election Form.

4. Requests for Assistance or Additional Copies. Any questions or requests for assistance may be directed to:

Randy Foraker, Executive Vice President, at (405) 270-1044, or by email to rforaker@bancfirst.com.

5. Irregularities. Any questions as to the number of option shares subject to options to be accepted for exchange, and any questions as to the validity (including eligibility and time of receipt), form and acceptance of any surrender of options for exchange will be determined by the Company in its sole discretion, which determination shall be final and binding on all interested persons. The Company reserves the right to reject any or all options surrendered for exchange that the Company determines not to be in appropriate form or the acceptance of which would be unlawful. The Company also reserves the right to waive any of the conditions of the offer and any defect or irregularity, provided that any such waiver would apply equally to each option holder, and the Company’s interpretation of the terms of the offer (including these instructions) will be final and binding on all participants in the offer. No surrender of options will be deemed to be properly made until all defects and irregularities have been cured or waived. Unless waived, any defects or irregularities in connection with the surrender of options for exchange must be cured prior to the expiration of the offer. Neither the Company nor any other person is or will be obligated to give notice of any defects or irregularities in the surrender of options for exchange, and neither the Company nor any other person will incur any liability for failure to give any such notice.

6. Important Tax Information. You should refer to Section 12 of the Exchange Offer, which contains important tax information.